Exhibit 5.7

Tan Rajah & Cheah

17 May 2004

Ship Finance International Limited
Par-la-Ville Place
17 Par-la-Ville Road
Hamiliton, HM 08, Bermuda

[Letterhead]

Dear Sirs

Re:    8 1/2% Senior Notes due December 15, 2013

We have acted as special Singaporean counsel to Ship Finance International Limited, a Bermuda corporation (the "Company") and to the Company's subsidiaries listed on Exhibit A hereto (collectively, the "Singaporean Guarantors") in connection with the Company's offer to exchange up to $580,000,000 of the Company's 8 1/2% senior notes due 2013 (the "Exchange Notes") for an identical principal amount at maturity of its outstanding 8 1/2% senior notes due December 15, 2013. The Exchange Notes are to be issued pursuant to the Indenture dated as of December 18, 2003, between the Company and Willmington Trust Company, as Trustee (the "Trustee") (the "Indenture") and, when issued, will be guaranteed (the "Guarantees") by the Singaporean Guarantors pursuant to identical supplemental Indentures between the Trustee and the respective Singaporean Guarantors (the "Supplemental Indentures").

We have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Indenture: (ii) the Supplemental Indentures, and (iii) such corporate documents and records of the Company and the Singaporean Guarantors and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities (whoever are or will become signatories thereto) to complete the execution of documents.

DATE:    17 May 2004

TO:    Ship Finance International Limited

As to various questions of fact that are material to the opinion hereinafter expressed, we have relied upon statements or certificates of public officials, directors or officers of the Company and the Singaporean Guarantors and others.

We have further assumed for the purposes of this opinion that each of the Indenture (including, without limitation, each of the supplements thereto, including the Supplemental indentures) and all documents contemplated by the Indenture to be executed in connection with the issuance of the Exchange Notes have been duly authorized and validly executed and delivered by each of the parties thereto other than the Singaporean Guarantors.

Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that the Guarantees have been duly authorized by the Singaporean Guarantors.

This opinion is limited to the laws of Singapore. This opinion is rendered as of the date hereof, and we have no responsibility to update this opinion for events or circumstances occurring after the date hereof, nor do we have any responsibility to advise you of any change in the laws after the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement on Form F-4 to be filed with the United States Securities and Exchange Commission with respect to the Exchange Notes and the Guarantees, without admitting we are 'experts' within the meaning of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder with respect to any part of the Registration Statement.

Yours faithfully

/s/ Tan Rajah & Cheah

Exhibit A

Aspinall Pte Ltd.
Blizana Pte Ltd.
Bolzano Pte Ltd.
Cirebon Shipping Pte Ltd.
Fox Maritime Pte Ltd.
Front Dua Pte Ltd.
Front Empat Pte Ltd.
Front Enam Pte Ltd.
Front Lapan Pte Ltd.
Front Lima Pte Ltd.
Front Tiga Pte Ltd.
Front Tujuh Pte Ltd.
Front Sembilan Pte Ltd.
Rottio Pte Ltd.
Transcorp Pte Ltd.